Exhibit 99.1
VOLUNTARY CONDITIONAL CASH OFFER
by
Singapore Technologies Semiconductors Pte Ltd
(Incorporated in Singapore)
(Co. Reg. No.: 199503003D)
a wholly-owned subsidiary of
Temasek Holdings (Private) Limited
(Incorporated in Singapore)
(Co. Reg. No.: 197401143C)
for
STATS ChipPAC Ltd.
(Incorporated in Singapore)
(Co. Reg. No.: 199407932D)
Financial adviser to Singapore Technologies Semiconductors Pte Ltd
Goldman Sachs (Singapore) Pte
(Incorporated in Singapore)
(Co. Reg. No.: 198602165W)

Cautionary Note: The Offeror (as defined herein) has not yet commenced the Offer (as defined herein). The Offer will be made only pursuant to an Offer to Purchase (as defined herein) and related materials that the Offeror presently intends to distribute to holders of Offer Shares (as defined herein). Holders of Offer Shares should read carefully the Offer to Purchase and related materials when they become available because they will contain important information. Following the making of the Offer, holders of Offer Shares and investors may download a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that the Offeror intends to file with the U.S. Securities and Exchange Commission at its website at www.sec.gov. These materials will contain important information and holders of Offer Shares are urged to read them carefully prior to making any decision with respect to their Offer Shares or the Offer.
OFFER ANNOUNCEMENT
1.	INTRODUCTION

1.1	The Offer. Goldman Sachs (Singapore) Pte (“Goldman Sachs”) wishes to announce, for and on behalf of Singapore Technologies Semiconductors Pte Ltd (the “Offeror”), that the Offeror intends to make a voluntary conditional cash offer (the “Offer”) for (a) issued ordinary shares (“Shares”) in the share capital of STATS

ChipPAC Ltd. (“STATS ChipPAC” or the “Company”) and American Depositary Shares of STATS ChipPAC (“ADSs”), each of which represents ten Shares, (b) new Shares and ADSs unconditionally issued or to be issued pursuant to the valid conversion of outstanding Convertible Notes (as defined below) and (c) new Shares unconditionally issued or to be issued pursuant to the valid exercise of the options (each, an “Option”) granted under the STATS ChipPAC Share Option Plan and the STATS ChipPAC Substitute Share Purchase and Option Plan and Substitute Equity Incentive Plan (the “Option Plans”).
1.2	Single Offer. As STATS ChipPAC is listed on both the Singapore Exchange Securities Trading Limited (the “SGX-ST”) and the Nasdaq Global Select Market (“Nasdaq”), the Offer will be made as a single offer concurrently to all holders of Shares and ADSs.

1.3	Aggregate Holding. As at the date of this Announcement, the Offeror owns 712,228,050 Shares, representing approximately 35.6 per cent. of the issued Shares[1].
2.	THE OFFER

2.1	Terms. Subject to the terms and conditions set out in the Offer to Purchase to be issued by or on behalf of the Offeror (the “Offer to Purchase”), the Offeror will make the Offer on the following basis:
(a)	The Offeror will make the Offer for all Shares and ADSs not already owned by the Offeror as at the date of the Offer (the “Offer Shares”), in accordance with Section 139 of the Securities and Futures Act, Chapter 289 of Singapore, the Singapore Code on Take-overs and Mergers (the “Code”), the United States tender offer rules and other applicable United States federal securities laws and regulations.

(b)	The price for each Offer Share (the “Offer Price”) will be as follows:
(i)	for each Share: S$1.75 in cash; and

(ii)	for each ADS: S$17.50 in cash.
However, in the event that the Offeror acquires or agrees to acquire (or is deemed or treated under Section 215 of the Companies Act, Chapter 50 of Singapore (the “Companies Act”) as having acquired or agreed to acquire) Shares (including Shares represented by ADSs but excluding those Shares or ADSs held by its related corporations[2] or their respective nominees as at the

[1]	In this Announcement, the issued and paid-up share capital of STATS ChipPAC used is US$1,842,663,000, comprising 1,999,776,572 Shares (as extracted from the unaudited interim financial report of STATS ChipPAC for the nine month period ended 24 September 2006, as submitted under the cover of Form 6-K filed by STATS ChipPAC with the United States Securities and Exchange Commission on 7 November 2006).

[2]	Under the Companies Act, Chapter 50 of Singapore, a corporation is related to another corporation if the first mentioned corporation is a holding company or a subsidiary of, or a subsidiary of the holding company of, the other corporation.

Commencement Date which are acquired or agreed to be acquired by it) during the period from (and including) the Commencement Date up to (and including) the final closing date of the Offer (whether pursuant to valid acceptances of the Offer or otherwise) which are equal to or more than the 90% Threshold, the Offer Price will be as follows:
(A)	for each Share: S$1.88 in cash; and

(B)	for each ADS: S$18.80 in cash.
In this Announcement:

“Commencement Date” means the date of despatch of the Offer to Purchase; and

“90% Threshold” means 90 per cent. of the total number of issued Shares (including Shares represented by ADSs but excluding any Shares held by the Company as treasury shares) as at the final closing date of the Offer (other than those already held by the Offeror, its related corporations or their respective nominees as at the Commencement Date).

Shareholders who accept the Offer may elect to receive the Offer Price in U.S. dollars, in which event the Offer Price shall be converted from Singapore dollars to U.S. dollars on the open spot market on or around the date of settlement of the Offer Price. The actual amount of U.S. dollars to be received by a shareholder who elects for U.S. dollars in settlement of the Offer Price will therefore depend upon the relevant exchange rate prevailing on the day the conversion is effected.
(c)	The Offer Shares will be acquired (i) fully paid; (ii) free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever; and (iii) together with all rights, benefits and entitlements attached thereto as at the date of this Announcement and hereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions (if any) declared, paid or made by STATS ChipPAC on or after the date of this Announcement.

(d)	The Offer will also be extended to:
(i)	all issued Shares and ADSs owned, controlled or agreed to be acquired by parties acting or deemed to be acting in concert with the Offeror in connection with the Offer;

(ii)	all new ADSs issued pursuant to the deposit with the ADS depositary, Citibank, N.A., of any Shares prior to the final closing date of the Offer;

(iii)	all new Shares and ADSs unconditionally issued or to be issued pursuant to the valid conversion prior to the final closing date of the Offer of any Convertible Notes; and

(iv)	all new Shares unconditionally issued or to be issued pursuant to the valid exercise prior to the final closing date of the Offer of any Options to acquire new Shares granted under the Option Plans.
For the purposes of the Offer and for the avoidance of doubt, the expression “Offer Shares” will include all such Shares and Shares represented by all such ADSs.
2.2	Conditions. The Offer will be subject to the following conditions:
(a)	Level of acceptances of the Offer: the Offeror having received, by the final closing date of the Offer, valid acceptances (which have not been withdrawn) in respect of such number of Offer Shares which, together with Shares owned, controlled or agreed to be acquired before or during the Offer by or on behalf of the Offeror or parties acting or deemed to be acting in concert with it, will result in the Offeror and parties acting or deemed to be acting in concert with it holding such number of Shares (including Shares represented by ADSs) carrying more than 50 per cent. of voting rights attributable to the issued Shares (including Shares represented by ADSs) as at the final closing date of the Offer.

Accordingly, the Offer will not become or be capable of being declared unconditional as to acceptances until the final closing date of the Offer, unless at any time prior to the final closing date of the Offer (but after the first closing date of the Offer), the Offeror has received valid acceptances (which have not been withdrawn) in respect of such number of Offer Shares which, together with Shares owned, controlled or agreed to be acquired before or during the Offer by or on behalf of the Offeror or parties acting or deemed to be acting in concert with it, will result in the Offeror or parties acting or deemed to be acting in concert with it holding such number of Shares (including Shares represented by ADSs) representing more than 50 per cent. of the maximum potential issued share capital of STATS ChipPAC.

For the purposes of this Announcement, “maximum potential issued share capital of STATS ChipPAC” means the total number of Shares (including Shares represented by ADSs) which would be in issue if all the outstanding Convertible Notes are validly converted and if all the outstanding Options were validly exercised as at the date of the relevant declaration; and
(b)	Other Conditions to the Offer: the conditions set out in Appendix 1 to this Announcement.

2.3	Overseas Shareholders. The availability of the Offer to persons not resident in the United States or Singapore may be affected by the laws of the relevant jurisdiction. Shareholders of the Company who are not resident in the United States or Singapore should inform themselves about, and observe, any applicable requirements in their own jurisdiction. Further details in relation to shareholders of the Company who are not resident in the United States or Singapore will be contained in the Offer to Purchase.

3.	CONVERTIBLE NOTES

3.1	Convertible Notes. As at the date of this Announcement, based on the latest information available to the Offeror, STATS ChipPAC has three series of convertible notes (the “Convertible Notes”) outstanding, including the following which are convertible into 227,482,548 Shares (including Shares represented by ADSs), representing approximately 9.67 per cent. of the maximum potential issued share capital of STATS ChipPAC:
(a)	US$115,000,000 principal amount of Convertible Notes due 2008 (the “2008 Notes”); and

(b)	US$150,000,000 principal amount of 2.5 per cent. Convertible Subordinated Notes due 2008 (the “2008 Subordinated Notes”).
3.2	Convertible Notes Offer. Pursuant to Rule 19 of the Code, an appropriate offer will be made for the 2008 Notes and the 2008 Subordinated Notes (the “Convertible Notes Offer”). In addition to the 2008 Notes and the 2008 Subordinated Notes, the Company has another series of Convertible Notes outstanding, namely, the US$175,000,000 principal amount of 1.75 per cent. Convertible Notes due 2007 (the “2007 Notes”). As the 2007 Notes are due for redemption by the Company on 18 March 2007, such date expected to be prior to the Commencement Date, no offer will be made by the Offeror for the 2007 Notes. The Convertible Notes Offer will be conditional upon the Offer becoming or being declared unconditional in all respects.

3.3	Convertible Notes Offer Price. The offer price for the Convertible Notes (the “Convertible Notes Offer Price”) will be as follows:

Convertible Notes Offer
Price for every US$1,000
Convertible	principal amount of	Payment	Currency of
Notes	Convertible Notes	Type	Payment

2008 Notes	S$997.50	Cash	S$
2008 Subordinated Notes	S$1,872.50	Cash	S$
The Convertible Notes Offer Price set out in the table above is calculated based on the Offer Price of S$1.75 for one Offer Share multiplied by the number of Shares into which US$1,000 principal amount of the Convertible Notes may be converted. The actual Convertible Notes Offer Price will be calculated based on the total principal amount of the Convertible Notes that are tendered by a holder pursuant to the Offer.

However, in the event that the Offeror acquires or agrees to acquire (or is deemed or treated under Section 215 of the Companies Act as having acquired or agreed to acquire) Shares (including Shares represented by ADSs but excluding those Shares or ADSs held by its related corporations or their respective nominees as at the Commencement Date which are acquired or agreed to be acquired by it) during the period from (and including) the Commencement Date up to (and including) the final closing date of the Offer (whether pursuant to valid acceptances of the Offer or otherwise) which are equal to or more than the 90% Threshold, the Convertible Notes Offer Price for the Convertible Notes will be as follows:

Convertible Notes Offer
Price for every US$1,000
Convertible	principal amount of	Payment	Currency of
Notes	Convertible Notes	Type	Payment

2008 Notes	S$1,071.60	Cash	S$
2008 Subordinated Notes	S$2,011.60	Cash	S$
The Convertible Notes Offer Price set out in the table above is calculated based on the Offer Price of S$1.88 for one Offer Share multiplied by the number of Shares into which US$1,000 principal amount of the Convertible Notes may be converted. The actual Convertible Notes Offer Price will be calculated based on the total principal amount of the Convertible Notes that are tendered by a holder pursuant to the Offer.

Holders of the Convertible Notes who accept the Offer may elect to receive the Convertible Note Offer Price in U.S. dollars, in which event the Convertible Note Offer Price shall be converted from Singapore dollars to U.S. dollars on the open spot market on or around the date of settlement of the Convertible Note Offer Price. The actual amount of U.S. dollars to be received by a holder of the Convertible Notes who elects for U.S. dollars in settlement of the Convertible Note Offer Price will therefore depend upon the relevant exchange rate prevailing on the day the conversion is effected.

3.4	No Encumbrances. The 2008 Notes and the 2008 Subordinated Notes will be acquired (a) free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever; and (b) together with all rights, benefits and entitlements attached thereto as at the date of this Announcement and hereafter attaching thereto, including the right to receive and retain all interest, payments, rights and other distributions (if any) declared, paid or made by STATS ChipPAC on or after the date of this Announcement.

4.	OPTIONS

4.1	Options. As at the date of this Announcement, based on the latest information available to the Offeror, there are outstanding Options granted under the Option Plans. Under the rules of the Option Plans the Options are not transferable by the holders thereof. In view of this restriction, the Offeror will not make an offer to acquire the Options (although, for the avoidance of doubt, the Offer will be extended to all new Shares issued or to be issued pursuant to the valid exercise of the Options on or prior to the final closing date of the Offer). The Offeror will instead make a proposal (the “Options Proposal”) on the following terms:
(a)	subject to the Offer becoming or being declared unconditional in all respects; and

(b)	the relevant Options continuing to be exercisable into new Shares, the Offeror will pay holders of such Options a cash amount (determined as provided below) (the “Option Price”) in consideration of such holders agreeing:
(i)	not to exercise all or any of such Options into new Shares; and

(ii)	not to exercise all or any of their rights as holders of such Options, in each case from the date of their acceptance of the Options Proposal to the respective dates of expiry of such Options. Further, if the Offer becomes or is declared unconditional in all respects, holders of the Options who have accepted the Options Proposal will also be required to surrender all of their Options for cancellation. If the Offer lapses or is withdrawn or if the relevant Options cease to be exercisable into new Shares, the Options Proposal will lapse accordingly.
4.2	Option Price. The Option Price is calculated on a “see-through basis”. In other words, the Option Price for an Option will be the amount (if positive) of the Offer Price less the exercise price of that Option. If the exercise price of an Option is equal to or more than the Offer Price, the Option Price for each Option will be the nominal amount of S$0.001.
5.	DESCRIPTION OF THE OFFEROR
The Offeror is a private company limited by shares incorporated in Singapore on 29 April 1995. Its principal activity is that of an investment holding company. The directors of the Offeror are Lena Chia Yue Joo and Leong Wai Leng. As at 31 December 2006, the Offeror had an issued share capital of S$2,880,738,274, comprising 110,725,303 shares, all of which are held by Temasek Holdings (Private) Limited (“Temasek”).
6.	DESCRIPTION OF THE COMPANY
STATS ChipPAC is a service provider of semiconductor packaging design, assembly, test and distribution solutions. STATS ChipPAC provides mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications, including communications, power, digital consumer and computing. STATS ChipPAC has manufacturing facilities in Singapore, South Korea, China, Malaysia and Taiwan, and additional offices in the United States, South Korea, Singapore, China, Malaysia, Taiwan, Japan, the Netherlands and the United Kingdom. Its customers are wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia.
In addition to being listed on the SGX-ST and Nasdaq, STATS ChipPAC is included in the Straits Times Industrial Index and the Morgan Stanley Capital International (MSCI) Index.
7.	RATIONALE FOR THE OFFER

The Offeror has been a long-term shareholder of STATS ChipPAC and continues to believe in the prospects of the Company. The Offeror would like to increase its shareholding in STATS ChipPAC.
8.	LISTING STATUS OF THE COMPANY
Pursuant to Rule 1105 of the Listing Manual of the SGX-ST (the “Listing Manual”), in the event that the Offeror and parties acting in concert with it own more than 90 per cent. of the issued Shares, the SGX-ST may suspend the listing of the Shares on the SGX-ST until such time when the SGX-ST is satisfied that at least ten per cent. of the issued Shares are held by at least 500 Shareholders who are members of the public.

In addition, this would result in STATS ChipPAC not being in compliance with Rule 723 of the Listing Manual as less than ten per cent. of the issued Shares would be held by members of the public. Under Rule 724 of the Listing Manual, if the percentage of the issued Shares held in public hands falls below ten per cent., STATS ChipPAC must, as soon as possible, announce that fact and the SGX-ST may suspend trading of all the Shares on the SGX-ST. Rule 725 of the Listing Manual states that the SGX-ST may allow STATS ChipPAC a period of three months, or such longer period as the SGX-ST may agree, for the proportion of issued Shares held by members of the public to be raised to at least ten per cent. (the “Shareholding Requirement”), failing which STATS ChipPAC may be de-listed from the SGX-ST.

In the event STATS ChipPAC does not meet the requirement of Rule 723 of the Listing Manual, the Offeror does not intend to maintain the present listing status of STATS ChipPAC and accordingly, does not intend to place out any Shares held by the Offeror to members of the public to meet the Shareholding Requirement.

Under Nasdaq Marketplace Rules, STATS ChipPAC may be delisted if the number of publicly held Shares (which excludes any Shares held by officers, directors or beneficial owners of ten per cent. or more of the outstanding Shares of STATS ChipPAC) falls under 750,000 or if there are fewer than 400 round lot Shareholders. In the event that STATS ChipPAC does not meet these requirements, the Offeror does not intend to maintain the present listing status of STATS ChipPAC and accordingly does not intend to place out any Shares held by the Offeror to members of the public to meet these requirements.

9.	COMPULSORY ACQUISITION
Pursuant to Section 215(1) of the Companies Act, in the event that the Offeror reaches or exceeds the 90% Threshold, the Offeror will be entitled to exercise the right to compulsorily acquire all the remaining Offer Shares. In such event, the Offeror intends to exercise such right of compulsory acquisition. The Offeror will then proceed to delist STATS ChipPAC from both Nasdaq and the SGX-ST and de-register STATS ChipPAC under U.S. securities laws.

The Offeror will exercise the right to compulsorily acquire all the remaining Offer Shares, at the following Offer Price:
(a)	for each Share: S$1.88 in cash; and

(b)	for each ADS: S$18.80 in cash.
If the Offeror exercises the right of compulsory acquisition pursuant to Section 215(1) of the Companies Act, the Offeror may elect to settle the Offer Price due to Shareholders whose Offer Shares are compulsorily acquired, in U.S. dollars. In such event, the Offer Price set out above shall be converted from Singapore dollars to U.S. dollars on the open spot market on or around the date of settlement of the Offer Price by the Offeror. The actual amount of U.S. dollars to be received by a Shareholder whose Offer Shares are compulsorily acquired will therefore depend upon the relevant exchange rate prevailing on the day the conversion is effected.

Shareholders who have not accepted the Offer have the right, under and subject to Section 215(3) of the Companies Act, to require the Offeror to acquire their Shares in the event that the Offeror, its related corporations or their respective nominees acquire, pursuant to the Offer, such number of Shares which, together with the Shares held by the Offeror, its related corporations or their respective nominees, comprise 90 per cent. or more of the total number of issued Shares (including Shares represented by the ADSs but excluding any Shares held by the Company as treasury shares) as at the final closing date of the Offer. Such Shareholders who wish to exercise the abovementioned right are advised to seek their own independent legal advice. If the Offeror acquires any Shares pursuant to the exercise by a Shareholder of its right under Section 215(3), the Offeror may elect to settle the Offer Price due to such Shareholder in U.S. dollars. In such event, the Offer Price set out above shall be converted from Singapore dollars to U.S. dollars on the open spot market on or around the date of settlement of the Offer Price by the Offeror. The actual amount of U.S. dollars to be received by the Shareholder will therefore depend upon the relevant exchange rate prevailing on the day the conversion is effected.
10.	FINANCIAL ASPECTS OF THE OFFER

10.1	Determination of the Offer Price. In arriving at the Offer Price, the Offeror took into account, inter alia, the premiums offered by the Offer Price over various prices at which the Shares were trading on the SGX-ST during certain periods (as detailed in paragraph 10.2 below).

10.2	Benchmarking the Offer.[3] Set out in the table below are premiums of the Offer Price in respect of the Offer Shares to the average closing prices of the Shares (“Average Share Prices”) for varying periods prior to the date of this Announcement:

		Premium of	Premium of
		Offer Price of	Offer Price of
		S$1.75 per	S$1.88 per
	Average	Share to	Share to
	Share Price	Average Share	Average Share
Period	(S$)	Price[4]	Price[4]

1 market day prior to the date of this Announcement	1.48	18.2%	27.0%

3 months prior to the date of this Announcement	1.25	40.5%	51.0%

6 months prior to the date of this Announcement	1.13	55.1%	66.6%
(a)	The Offer Price of S$1.75 represents a premium of between 18.2 per cent. to 55.1 per cent. to STATS ChipPAC’s Average Share Prices for the various periods set out in the table above prior to the date of this Announcement.

(b)	The Offer Price of S$1.88 represents a premium of between 27.0 per cent. to 66.6 per cent. to STATS ChipPAC’s Average Share Prices for the various periods set out in the table above prior to the date of this Announcement.
10.3	Additional Information. Further information on the financial aspects of the Offer will be set out in the Offer to Purchase.

11.	DISCLOSURE OF HOLDINGS AND DEALINGS IN SHARES, OPTIONS AND CONVERTIBLE NOTES

11.1	Holdings and Dealings in Shares and Convertible Notes
(a)	The Offeror and Relevant Persons. Appendix 2 to this Announcement sets out:
(i)	the number of Shares owned, controlled or agreed to be acquired by the Offeror, the directors of the Offeror and Goldman Sachs and all its affiliates in Singapore (the “Relevant Persons”), as at the date of this Announcement; and

(i)	the dealings in Shares by the Offeror and the Relevant Persons during the three-month period immediately preceding the date of this Announcement (the “Reference Period”).
(b)	No Other Holdings. Save as disclosed in this Announcement, neither the Offeror nor any Relevant Person owns, controls or has agreed to acquire any

[3]	The figures set out in paragraph 10.2 are based on data extracted from Bloomberg on 1 March 2007.

[4]	Rounded to the nearest one decimal place.

Shares, ADSs, Convertible Notes, Options or securities which carry voting rights in STATS ChipPAC or are convertible into Shares or securities which carry voting rights in STATS ChipPAC, or rights to subscribe for, or options in respect of, Shares or such securities.
11.2	Purchases Outside the Offer. Rule 14e-5 under the Exchange Act prohibits purchases of, or arrangements to purchase, Shares or Convertible Notes (collectively, the “Securities”) and any securities that are convertible for or exercisable into the Securities (collectively, the “Related Securities”) outside the Offer by the Offeror and any adviser, broker or other financial institution acting as its agent and any person acting in concert with any of the foregoing (collectively, the “Agents”) in connection with any purchase or arrangement to purchase any Securities or Related Securities. The Offeror intends to seek exemptive relief from Rule 14e-5 from the United States Securities and Exchange Commission (the “SEC”) so that the Offeror and its Agents may, subject to certain conditions, conduct such purchases outside the United States in accordance with Singapore law from the date on which relief may be granted by the SEC until the final closing date of the Offer. There is no certainty that the Offeror will be granted this relief. If relief from Rule 14e-5 were granted, such purchases would be made in accordance with Singapore law and any such purchases would be announced the following business day via SGXNET and disclosed in the United States. In addition, if any such purchase were made at a price that is higher than the Offer Price or the Convertible Notes Offer Price, the Offer Price or Convertible Notes Offer Price, as appropriate, would be increased to match the price paid for such purchase.

11.3	No Dealings or Irrevocable Undertakings. As at the date of this Announcement, save as disclosed in this Announcement, neither the Offeror nor any Relevant Person has dealt for value in any Shares, ADSs, Convertible Notes or Options during the Reference Period. As at the date of this Announcement, neither the Offeror nor any party acting or deemed to be acting in concert with it has received any irrevocable undertaking from any party to accept or reject the Offer.

11.4	Confidentiality. In the interests of confidentiality, the Offeror has not made enquiries in respect of certain other parties who are or may be deemed to be acting in concert with the Offeror in connection with the Offer. Further enquiries will be made of such persons and the relevant disclosures will be made in the Offer to Purchase.

12.	CONFIRMATION OF FINANCIAL RESOURCES
Goldman Sachs, as financial adviser to the Offeror, confirms that sufficient financial resources are available to the Offeror to satisfy full acceptance of the Offer on the basis of the Offer Price (including the Convertible Notes Offer and the Options Proposal).
13.	OFFER TO PURCHASE
Further information on the Offer will be set out in the Offer to Purchase. The Offer to Purchase, which will contain the terms and conditions of the Offer, the Convertible Notes Offer and the Options Proposal and enclose the appropriate form(s) of acceptance, will be despatched to holders of the Offer Shares not earlier than 14 days and not later than 21 days from the date of this Announcement. The Offer will remain open for acceptances by Shareholders for a period of not less than 20 U.S.

business days or 28 days after the date of posting of the Offer to Purchase, whichever is the longer.
14.	PARTICIPATION BY THIRD PARTIES
Whilst there are no current plans by the Offeror for participation by any third party in the Offer, the Offeror may consider proposals by one or more third parties for them to participate in the Offer. Without limitation to the generality of the foregoing, participation by a third party may involve the transfer to the third party of any Offer Shares, 2008 Notes and 2008 Subordinated Notes that are acquired by the Offeror pursuant to acceptances tendered under the Offer. A third party who participates in the Offer with the Offeror may be related or unrelated to the Offeror, or an entity in which the Offeror and another related or unrelated entity are co-investors. The participation by a third party in the Offer will be subject to applicable laws and regulations of the Securities Industry Council of Singapore (“SIC”) and the United States Securities and Exchange Commission. The Offeror will make an appropriate announcement should any definitive agreement be entered into between the Offeror and any third party in relation to such third party’s participation in the Offer.
15.	RESPONSIBILITY STATEMENT
The directors of the Offeror (including any who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted or reproduced from published or publicly available sources (including, without limitation, in relation to STATS ChipPAC), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquires that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.
Issued by
Goldman Sachs (Singapore) Pte
For and on behalf of
Singapore Technologies Semiconductor Pte Ltd
1 March 2007

Appendix 1
OTHER CONDITIONS TO THE OFFER
In addition to the condition as to the level of acceptances of the Offer as set out in paragraph 2.2(a) of this Announcement, the Offer will also be subject to the following conditions:
(a)	Regulatory/Third Party Approvals. During the Conditional Offer Period (as defined below), the Offeror is not made aware of any Authorisation (as defined below) necessary for the making or implementation of the Offer which is required to be obtained from any Relevant Authority (as defined below) in Singapore, the United States or any other jurisdiction in which STATS ChipPAC or any of its subsidiaries or associated companies carries on business and:
(i)	any such Authorisation has not been obtained during the Conditional Offer Period; or

(ii)	if any such Authorisation is subject to conditions which are required to be fulfilled prior to the final closing date of the Offer, any of such conditions has not been fulfilled during the Conditional Offer Period; or

(iii)	any such Authorisation ceases to remain in full force and effect during the Conditional Offer Period or any notice or intimation of any intention to revoke, modify or not to renew any such Authorisation has been received during the Conditional Offer Period;
(b)	No material adverse change on the business of STATS ChipPAC. During the Conditional Offer Period, there is no change (or any condition, event or development involving a prospective change) which has occurred or is threatened (the “MAC Event”) in the business, properties, assets, liabilities, operations, results of operations or prospects of STATS ChipPAC that has or may reasonably be expected to have a material adverse effect (a “Material Adverse Effect”) on STATS ChipPAC, its subsidiaries and associated companies (the “Group”), taken as a whole. For the purpose of this paragraph (b), a Material Adverse Effect on the Group will occur where the earnings before interest, tax, depreciation and amortisation (EBITDA) of the Group, taken as a whole, will decrease by more than US$85,000,000 (which sum is approximately 20 per cent. of the EBITDA of the Group as derived from the unaudited financial statements of the Company for its financial year ended 31 December 2006) for the Relevant Period. For the purpose of this paragraph (b), the “Relevant Period” means a period of 12 months commencing on the first calendar day of the quarter following the occurrence or threatened occurrence of a MAC Event; and
(c)	No market out (suspension of trading, market crash, etc.). During the Conditional Offer Period, there is no occurrence of:
(i)	any general suspension of trading in, or limitation on times or prices for, securities on any national securities exchange or in the over-the-counter market in Singapore or the United States;

(ii)	any declaration of a banking moratorium or any suspension of payments in respect of banks in Singapore or the United States;

(iii)	any material limitation by any Relevant Authority or any court that materially affects the extension of credit generally by lenders that regularly participate in the Singapore or the United States market in loans;

(iv)	any commencement or escalation of war, terrorist acts, armed hostilities or other national or international calamity directly or indirectly involving the Singapore or the United States;

(v)	any suspension of, or limitation (whether or not mandatory) on, the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in Singapore or the United States;

(vi)	any change in the general political, market or financial conditions in any country in which STATS ChipPAC or any of its subsidiaries or associated companies carries on business; or

(vii)	in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Offer, a material acceleration or worsening thereof, and that:
(A)	has or may reasonably be expected to have a material adverse effect on STATS ChipPAC, its subsidiaries and associated companies, taken as a whole; or

(B)	results or may reasonably be expected to result in a material diminution in the value of the Shares or the benefits expected to be derived by the Offeror as a result of the transactions contemplated by the Offer.
Each of the Other Conditions as set out in paragraphs (a) to (c) above may only be invoked by the Offeror when the circumstances which give rise to the right to invoke such Other Condition are of material significance to the Offeror in the context of the Offer. In any event, each of the Other Conditions may only be invoked by the Offeror after prior consultation with and consent having been obtained from SIC.
The Offeror reserves the right in its absolute discretion to waive all or any of the Other Conditions, in whole or in part.
For the purposes of this Appendix 1:
“Authorisation” means an approval, authorisation, clearance, licence, order, confirmation, consent, exemption, grant, permission, recognition and/or waiver;

“Conditional Offer Period” means the period commencing on (and including) the date of the Offer Announcement up to (and including) the date on which the Offer becomes or is declared unconditional as to acceptances; and
“Relevant Authority” means a governmental, quasi-governmental, supranational, statutory, regulatory, administrative, investigative, fiscal or judicial agency, authority, body, court, association, institution, commission, department, exchange, tribunal or any other body or person whatsoever.

Appendix 2
HOLDINGS AND DEALINGS IN SHARES
Details of Holdings in Shares
1.	Shares held by the Offeror and the Relevant Persons as at the date of this Announcement
1.1	The Offeror

As at the date of this Announcement, the Offeror holds 712,228,050 Shares, representing approximately 35.6 per cent. of the issued Shares.

1.2	Directors of the Offeror

As at the date of this Announcement, the interests in Shares held by the directors of the Offeror are set out below:

Name			Number of Shares
	Direct Interest		Deemed Interest		Total Interest
	No. of	%	No. of	%	No. of	%
	Shares		Shares		Shares

Lena Chia Yue Joo	5,000	not meaningful	NIL	NIL	5,000	not meaningful

Details of Dealings in Shares
2.	Details of Dealings in Shares During the Reference Period by the Offeror
The details of the dealings in Shares by the Offeror during the Reference Period are set out below:

Date of	Type of	Number of Shares	Name of Bank
Transaction	Transaction (Loan/
	Return)

Between 1 December 2006 and 7 December 2006	Loans	23,620,000	Deutsche Bank AG

On or about 19 December 2006	Return	23,620,000	Deutsche Bank AG
The transactions set out in the table above relate to the lending and return of Shares pursuant to a stock borrow agreement between the Offeror and Deutsche Bank AG.